

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3030

July 22, 2009

Theodore Holstein, M.D.
President and Chief Executive Officer
Ready Welder Corporation
2259 Warmouth
San Pedro, California 90732

      Re: **Ready Welder Corporation**
                   Registration Statement on Form 10-12G
                   Amended July 13, 2009
                   File No. 000-53549

Dear Dr. Holstein:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Distributorship Agreements, page 5

1.   We note your response to prior comment 5. Please clarify whether you have written agreements with Heartland Global Supply Company and Noble Sales Company and file any such agreements as exhibits to your Form 10. See Regulation S-K Item 601(b)(10)(ii)(B). If you do not have written agreements with these entities, please revise your risk factor disclosure accordingly.

Forward-Looking Statements, page 8

2.   We refer you to our prior comment 9. You continue to reference an "annual report" in this section. Please revise.

Overview, page 9

3.   Please reconcile your disclosure in the second sentence of the last paragraph on page 9 that the contract between your distributor and the U.S. military was cancelled "[i]n the first quarter of 2008" with your disclosure elsewhere in your Form 10 that the contract was cancelled in the first quarter of 2009.

4.   Please clarify what you mean by your statement that you have "…hired a new marketing director whose job it is to seek new for our welders."

Item 2. Management's Discussion and Analysis of Financial Condition, page 8

-Critical Accounting Policies, page 8

-Evaluation of Inventory, page 9

5.   We note your revisions in response to prior comment 11. As previously requested, please revise to explain how you determine estimated net realizable value. In this regard, discuss how you determine the estimated recovery amount. For example, discuss if the estimated recovery amount is based on historical sales of similar parts, current market prices, etc. Your discussion should include the significant assumptions made and estimates used in such calculation. Refer to the guidance provided in FR-60 and FR-72.

Item 13. Financial Statements, page F-1

Note 1 – Summary of Significant Accounting Policies, page F-8

6.   Please refer to prior comment 18. We do not see where you have made the revision as indicated in your response. In light of the fact that you have identified foreign currency matters as a critical accounting policy on page 9, please revise this note to include disclosure of your accounting policy for foreign currency transactions. Refer to SFAS 52.

*   *   *

        Please file an amendment that responds to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via facsimile):   Andrea Weinstein, Esq. – Schonfeld & Weinstein LLP